Filed by DISH Network Corporation (Commission File No. 001-39144)

Pursuant to Rule 425 of the Securities Act of 1933

Subject Company: EchoStar Corporation (Commission File No. 001-33807)

CNBC Squawk on the Street Interview Transcript
David Faber (CNBC) interview with Charles W. Ergen (DISH) and Hamid Akhavan (EchoStar)

August 8, 2023

Faber: Keeping an eye on shares of DISH network as you see there, EchoStar as well this after Charlie Ergen announced he will be reuniting these two businesses, that’s almost 15 years since EchoStar was spun off from DISH, the deal bringing together the paid tv of course, satellite service, 5G network, with EchoStar’s satellite communication infrastructure. Joining me in an exclusive is Charlie Ergen, Chairman of DISH and EchoStar and Hamid Akhavan, the CEO of EchoStar. Good to have you both. Charlie, it's been a long time sorry we're not in person, but I’m happy to see you. 15 years ago, you said, let me look here, when you spun off EchoStar, that it would enable the companies to pursue the strategies that best suits their respective long-term interests and allow employee incentives and the like to be tied to the company's performance. Now you're saying that it's compelling because it's all about growth and building long-term sustainable businesses what changed so you're bringing these two back together?

Ergen: Good morning, David a lot has changed. The biggest thing is we can really build a new athlete for telecom. There has been a lot of technology changes since we spun off. There's a lot of companies that do satellite well and a lot of companies that do telecom well, but not really a company that combines connectivity in a way you can use both terrestrial and satellite together and with the advent of lower satellites and lower cost launches and of 5G standards, you now can put those things together. We built this that has a tremendous amount of resources, worldwide spectrum, expertise in both telco and satellite, network management skills, it all comes together and so while that didn't exist 15 years ago when we spun the companies off, but now it makes sense to put them back together.

Faber: Charlie, what I hear from many investors is the continued question of how much capital you're going to need to successfully build out your wireless business, and many would view this deal potentially under that perspective as giving you access to EchoStar’s balance sheet, one saying to me it's almost a disguised equity raise. How do you respond to those questions and/or concerns?

Ergen: Well, there's no question that this deal, one of the benefits of this deal it strengthens our balance sheet and the runway for the next couple years, but there will be more to do on that we know we have a lot of capability and assets and we know that we have to continue investing in the future. It's always a mistake for companies to not invest in the future because eventually that catches up with you. We've been investing for over a decade and where we think connectivity is going and I think that's going to position us well for the future but certainly we're in a stronger position today than we were yesterday.

Faber: Yeah. I mean, you spent almost $40 billion buying spectrum and the question is, do you have enough money? You don't seem to have access to the capital markets at least at a level you would like to be able to borrow at, Charlie. Citi saying you're going to need between $8.5 and $9 billion by 2025 what are you going to do to raise the capital to build out this wireless business you spent so much money acquiring the spectrum for?

Ergen: First of all, maybe the market doesn't totally understand the capital that we need that may be partly our fault, but we have a tremendous amount of assets. The combination of the company allows us to grow parts of our business and maybe Hamid can talk about EchoStar and some of the things that they're doing because they are cash flow positive, EBITDA positive, so they bring a lot of skill sets when you put the companies together there are some synergies and business opportunities we otherwise wouldn't have.

Faber: Hamid, we'll come to you. You're going to be running a company that's challenged in some of the core businesses, the satellite tv business, you just reported you lost 294,000 subscribers. I think you're below half of your previous size. EBITDA burden from the wireless build out. Revenues running at a rate of 8.6% decline a year. Your leverage ratio is 7.2 that's for DISH I’m talking about. I don't want to -- I don't know the combined companies what do you do when you run this company?

Akhavan: So, here's where we have technology meeting opportunity. I think we have a unique portfolio of assets here that provide us with almost any form of connectivity we have anything from engineering and manufacturing and, you know, content delivery and mobile wireless. We ought to bring this together in a synergistic way there's synergies to be created and more importantly, bringing products to market bundled properly. There's 17 million households in the United States that do not have proper broadband connectivity and that's a requirement to participate in digital economy we have 18 million subscribers spread across three or four lines of business in the combined company. I think this opens up a lot of doors for us to bring new products to market, bundle products in the market and satisfy the needs of the consumer I expect to, you know, take advantage of that unique differentiation. I think Charlie referred to it as an athlete in telecom and we put that to use.

Faber: You talk about a lack of broadband. I wonder, you have a competitor in Starlink from Elon Musk, putting up so many satellites so often, not to mention $45 billion in government subsidies for rural buildout is that a concern for you given the competitive breadth that both those things represent?

Akhavan: Listen, I'm always concerned about competition. That's my job. I consider the market much larger and ever since I’ve been in telecom some 40 years ago, I have never heard that there's been enough bandwidth and connectivity. Today, after all those years with all the investments that have been made, the demand is far higher than the supply. I think the market is large enough if you look at how many subscribers Starlink has to date and how many we have and how much the market has been taken, we as the market leader have a 60% share of the market, we're still serving a couple million customers and still 17 million households that don't have connectivity there's room for both. JUPITER 3 just went up. I think that more than doubles our capacity to date, and that's the largest commercial satellite for broadband connectivity put up there we're looking forward to having that capex holiday and serving the consumers.

Ergen: I might add as you kind of looked in the rearview mirror when you talk about some of the statistics you put out there, but as Hamid said, we've been starved for bandwidth in our bright band business from satellite. We've now more than doubled that capacity with the successful launch of JUPITER 3. We have already demand you're going to see those trends dramatically change, and then on the DISH side, we've only been in the prepaid business on somebody else's network. That's probably the least economic place you can be in the wireless business, and we've just now really met our critical mass of our 73% of population build out with the most modern network in the world with 5G open cloud native network and we're entering the post space, which is the sweet spot, so those trends are all going to change. I think if people look in the rearview mirror they won't understand where we go as a company. It's our job to articulate a little bit better where we're going and the opportunities that we have, but it's not the dim picture that you painted.

Faber: I don't mean to paint a dim picture, Charlie it's you have enormous capital needs, perhaps not as great as some would estimate, and it's unclear where the money comes from it's as simple as that. You have a put call option deadline coming up this Friday on T-Mobile 800-megahertz spectrum, cost you $3.6 billion. I would imagine you're not going to exercise that option, for example.

Ergen: We won't discuss that, but we have been in negotiations with T-Mobile we don't know what that resolution is going to be. There's not a hard deadline this week, and, obviously, there's a lot of opportunity for us. We're not going to stretch our balance sheet to -- we're -- I think we've been prudent capital stewards and we're not going to do anything that would risk what we're trying to do I might add that when we put the companies together, outside people, financial advisors did a lot of stress tests and this company is not going together if what you said was true.

Faber: Understood. Would you sell spectrum to help you fund the buildout?

Ergen: I think there's -- look, we certainly, between the two companies have an awful lot of assets one of the things that I think is interesting is, EchoStar has s-band around the world and we have the same frequency in North America, you can't do a worldwide system without economically without making sure that you have a business around the world. So, there's tremendous synergy there in the fact that you have a ubiquitous spectrum around the world that happens to be a spectrum that's ideal for IOT and devices and sensors but also for handsets you've seen reports of people saying that's a $25 billion plus dollar business in the future. Suddenly, you know, together we have some of those assets in place, and so I think when you have the kind of portfolio we have as a company, whether it be assets or technology or management, I think there's a lot of opportunity for us look, you'll have to standby and wait.

Faber: I will. I will. Your shareholders are not happy having waited and watched the stock decline so much. Years ago, you talked about being a poker player and you had a hand that you felt was a great hand because you had so many different options. Do you still feel like you have any options here? Others would say you should have taken the opportunities to sell or to do other things that could have created shareholder value at 50, at 60, instead of at -- where is the stock a lot lower.

Ergen: I think the skeptics are certainly that would be their position I'm a bit more of a half full person because I’m on the inside and the way I look at it is, we've been building and investing for 15 years for connectivity and we're now in the position, we're finally in the position to reap those rewards with the things that we need to go build our business and build it I think our investors will see that. I'm a big investor in our company, so certainly I’m disappointed in our performance, but I also have the confidence to know that that's short term and that you're going to see the culmination of the things that we've put together and start seeing all of that pay dividends for us our investors will be rewarded for that.

Faber: All right I’ll be watching closely I certainly hope that it is good news and that we can be together as well at some point and talk about it, but I certainly appreciate you both joining me today.

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Forward-Looking Statements

This document contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, the accuracy of which are necessarily subject to risks, uncertainties, and assumptions as to future events that may not prove to be accurate. These statements are neither promises nor guarantees, but are subject to a variety of risks and uncertainties, many of which are beyond DISH Network’s and EchoStar Corporation’s control, which could cause actual results to differ materially from those contemplated in these forward-looking statements. Existing and prospective investors are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. Factors that could cause actual results to differ materially from those expressed or implied include the factors discussed under the section entitled “Risk Factors” of DISH Network’s Annual Report on Form 10-K for the fiscal year ended December 31, 2022, filed with the Securities and Exchange Commission (“SEC”), and under the section entitled “Risk Factors” of EchoStar Corporation’s Annual Report on Form 10-K for the fiscal year ended December 31, 2022, filed with the SEC. DISH Network and EchoStar Corporation undertake no obligation to update or supplement any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law. These factors include, without limitation: the occurrence of any event, change or other circumstance that could give rise to the termination of the merger agreement between DISH Network and EchoStar Corporation; the effect of the announcement of the proposed transaction on the ability of DISH Network and EchoStar Corporation to operate their respective businesses and retain and hire key personnel and to maintain favorable business relationships; the timing of the proposed transaction; the ability to satisfy closing conditions to the completion of the proposed transaction; DISH Network’s and EchoStar Corporation’s ability to achieve the anticipated benefits from the proposed transaction; other risks related to the completion of the proposed transaction and actions related thereto; risk factors related to the current economic environment; significant transaction costs and/or unknown liabilities; risk factors related to pandemics or other health crises; risk factors related to funding strategies and capital structure; and risk factors related to the market price for DISH Network’s and EchoStar Corporation’s respective common stock.

These risks, as well as other risks related to the proposed transaction, will be included in the registration statement on Form S-4 that will include as a prospectus a joint information statement of the type contemplated by Rule 14c-2 of the Securities Exchange of 1934, as amended (the “Exchange Act”), and be filed with the SEC in connection with the proposed transaction. While the list of factors presented here is, and the list of factors to be presented in the registration statement on Form S-4 and the joint information statement are, considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. For additional information about other factors that could cause actual results to differ materially from those described in the forward-looking statements, please refer to DISH Network’s and EchoStar Corporation’s respective periodic reports and other filings with the SEC, including the risk factors identified in each of DISH Network’s and EchoStar Corporation’s most recent Quarterly Reports on Form 10-Q and Annual Reports on Form 10-K. The forward-looking statements included in this communication are made only as of the date hereof. Neither DISH Network nor EchoStar Corporation undertakes any obligation to update any forward-looking statements to reflect subsequent events or circumstances, except as required by law.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Additional Information about the Transaction and Where to Find It

In connection with the proposed transaction, DISH Network and EchoStar Corporation intend to prepare a joint information statement for its respective stockholders containing the information with respect to the transaction contemplated by Rule 14c-2 of the Exchange Act and describing the proposed transaction. DISH Network intends to file with the SEC a registration statement on Form S-4 that will include the joint information statement. The joint information statement will also be filed with the SEC. Each of DISH Network and EchoStar Corporation may also file other relevant documents with the SEC regarding the proposed transaction. This document is not a substitute for the registration statement, the joint information statement or any other document that DISH Network or EchoStar Corporation may file with the SEC. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, THE JOINT INFORMATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS THAT MAY BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain free copies of the registration statement and the joint information statement (if and when available) and other documents containing important information about DISH Network, EchoStar Corporation and the proposed transaction, once such documents are filed with the SEC through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by DISH Network will be available free of charge on its website at https://ir.dish.com/. Copies of the documents filed with the SEC by EchoStar Corporation will be available free of charge on its website at https://ir.echostar.com/.